

Mail Stop 7010

January 30, 2006

By U.S. Mail and Facsimile

Mr. Frank E. Williams III
President and Chief Financial Officer
Williams Industries, Incorporated
8624 J.D. Reading Drive
Manassas, VA 20109

>   **Re: Williams Industries, Incorporated**
>   **Form 10-K for the Fiscal Year Ended July 31, 2005**
>   **Form 10-Q for the Fiscal Quarter Ended October 31, 2005**
>   **Definitive Proxy Statement on Schedule 14A**
>   **File No. 000-08190**

Dear Mr. Williams:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended July 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Aggregate Contractual Obligations

1. In future annual filings, please include in your table, or provide footnote disclosure thereto, the estimated cash requirements for interest on your debt and capital lease obligations. Because the table is aimed at increasing transparency of cash flow, we believe these payments should also be included in the table. Refer to footnote 46 of

Release No. 33-8350, Interpretation - Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations for guidance.

Financial Statements

Consolidated Statements of Operations

2. We note that you have recorded an extraordinary gain on extinguishment of debt of $828,000 for the fiscal year ended July 31, 2005. Your disclosure in management's discussion and analysis states that, "the bank failed to pursue collection of the loan, and in the opinion of counsel, the bank is now precluded from collection of this debt," as the statute of limitations has run out. In this regard, please supplementally tell us how your extinguishment of the liability complies with conditions presented in paragraph 16 of SFAS 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*. In addition, please also tell us why the extinguishment of debt is not disclosed in your notes to the financial statements.

Note 10 – Common Stock Options

3. Please supplementally tell us, and include in future filings, the weighted-average fair value of options granted in fiscal 2003 and fiscal 2005.

Note 13 – Commitments and Contingencies - Other

4. We understand from your note that your legal exposures are "substantially covered by insurance." Please confirm to us that, notwithstanding insurance, there are no matters that should be disclosed in accordance with SFAS 5, *Accounting for Contingencies*, and that your conclusion as to the ultimate disposition of such exposures is the same as you have indicated.

Form 10-Q for the Fiscal Quarter Ended October 31, 2005

Statements of Cash Flows

5. Please amend your Form 10-Q to revise your statements of cash flows to show the individual components of investing and financing activities as required by paragraph 31 of SFAS 95, *Statement of Cash Flows*.

Note 1 – Interim Financial Statements

6. In your disclosure regarding stock options, you state that as of the three-month periods ended October 31, 2005 and October 31, 2004, "all prior grants of stock options were fully vested" at the respective dates. Please supplementally tell us how this statement reconciles with your statement in your Form 10-K for the fiscal year

ended July 31, 2005, under Recent Accounting Pronouncements, which says you will "recognize compensation cost on a straight-line basis over the awards' vesting periods" as a result of adopting SFAS 123(R), *Share-Based Payment*.

Note 3 – Segment Information

7. Your Form 10-K for the fiscal year ended July 31, 2005 indicates that "operating income (loss)" is your measure of segment profit or loss. In this regard, please revise your disclosure to show your measure of profit or loss for the three months ended October 31, 2005 and 2004, as required by paragraph 33(c) of SFAS 131, *Disclosures about Segments of an Enterprise and Related Information*. In addition, please revise your disclosure to include a reconciliation of the total segment profit or loss to your consolidated net loss before income taxes and minority interest, as required by paragraph 33(f) of SFAS 131.

Definitive Proxy Statement on Schedule 14A

8. In your future proxy statements, please include the fees billed by your independent public accountants for two fiscal years as required by Item 9(e) of Schedule 14A.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in their filings;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief